VeriChip Corporation

1690 South Congress Avenue, Suite 200

Delray Beach, Florida 33445

Telephone: 561-805-8008

Facsimile: 561-805-0001

February 6, 2007

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Esq., Assistant Director Mail Stop 3720

Re:	VeriChip Corporation (the “Registrant”)
Registration Statement on Form S-1
File No. 333-130754

Dear Mr. Spirgel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, the Registrant hereby requests that the effective date of the Registration Statement be accelerated so that the Registration Statement shall become effective at 2:00 P.M. (Eastern Standard Time) on February 8, 2007, or as soon thereafter as practicable.

By filing this acceleration request, we hereby acknowledge the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VERICHIP CORPORATION

/s/ William J. Caragol

William J. Caragol

Chief Financial Officer, Vice President and Treasurer

BY FACSIMILE AND EDGAR TRANSMISSION

February 6, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VeriChip Corporation

Registration Statement on Form S-1 (File No. 333-130754)

Dear Sirs:

Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended, the undersigned, as representative of the underwriters, hereby joins in the request of VeriChip Corporation (the “Company”) that the effective date for the above-referenced registration statement be accelerated so that it will be declared effective by 2:00 p.m. (Eastern Standard Time), on February 8, 2007, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we advise you that copies of the preliminary prospectus, dated January 22, 2007, relating to the above-referenced offering have been distributed as follows during the period of January 22, 2007 through February 5, 2007:

2,509	total copies distributed;
1,327	copies to prospective underwriters;
730	copies to institutional investors; and
452	copies to others.

We also wish to advise you that the underwriters have complied with and will continue to comply with the requirements regarding the distribution of preliminary prospectuses and final prospectuses set forth in Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRIMAN CURHAN FORD & CO.

By: /s/ Suzanne Skipper

Name: Suzanne Skipper

Title: Managing Director-Head of Equity Capital Markets